September 23, 2008

Division of Corporation Finance
United States Securities
and Exchange Commission
Washington. D.C. 20549
Attn: Jay Webb, Reviewing Accountant

RE: Guided Therapeutics, Inc
Form 10-K for the fiscal year ended December 31, 2007
Filed July 15, 2008
File No. 000-22179

Dear Mr. Webb,

This letter is in response to your letter addressed to me, dated August 13, 2008, regarding comments of the Staff of the Securities and Exchange Commission (the "Commission") relating to the above-referenced filing (the "Filing") of Guided Therapeutics, Inc. (the "Company").

As directed in your letter, this letter repeats each of the Staff's comments (in italics), followed by our responses and supplemental information.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24
  You indicate you face competitors who have sought to deny your access to the market through "predatory sales practices". Please tell us and in future filings explain what you mean by predatory sales practices. To this regard, explain how they sought to deny you access to the market and what actions management intends to take to establish sales channels.

Response: The reference to "predatory sales practices" in the Filing refers to practices in a line of business in which the Company no longer competes, specifically instances where we believed a large competitor would be able to influence manufacturers' representatives to give preferential treatment over smaller competitors. We do not believe there are competitors in our current lines of business large enough to wield such influence. We have amended the Filing to remove this reference, and future filings will not contain this reference.

Consolidated Financial Statements

Consolidated Statements of Operations, page 33
  Tell us why you have included the gain on debt forgiveness of $5.8 million in 2007 as part of operating income. Provide us with references to the U.S. GAAP that supports your current presentation.

Response: Under the guidance of FAS 154, paragraph 23, the debt forgiveness was neither unusual in nature nor considered infrequent. Hence, we have reclassified the amount to "Other Income" on our statements of operations. All future filings will reflect the reclassification.

Notes to Consolidated Financial Statements, page 37

Note 1. Organization. Background and Basis of Presentation, page 37

Basis of Presentation, page 38
  We see the disclosures in this Note that "The audited consolidated financial statements included herein have been prepared by the Company, and reflect adjustments, all of which are of a normal, recurring nature, and which are, in the opinion of management, necessary to present fairly the Company's financial position, results of operations, and cash flows for the years ended December 31, 2006 and 2007. Certain information and footnote disclosures included in financial statements been prepared in accordance with accounting principles generally accepted in the United States. Preparing financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Please tell us why these disclosures are included in the filing. Tell us what disclosures, if any, are not presented in accordance with U.S. GAAP and revise future filings as necessary based on our concerns.

Response: The audited consolidated financial statements included in the Filing have been prepared in accordance with accounting principles generally accepted in the United States. We are amending the Filing to remove the language above that indicated otherwise, and future filings containing audited financial statements will not include such language.

Note 10. Related Party Transactions, page 53
  We note you consider the entire $4.7 million (13% Senior Secured Convertible Notes) and accrued interest are a related party transaction. Please tell us why the referenced related party notes payable are not separately disclosed on the balance sheet. Refer to ARB 43, ch1 section A¶5.

Response: We are amending the Filing to separately disclose on the balance sheet the referenced related party notes payable in accordance with ARB 43, ch1 section A¶ 5. All future filings will reflect the change in description.

Item 9A. Controls and Procedures, page 57
  We see you indicate you "... conducted an evaluation of the effectiveness of (y)our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15-d-15(e) under the Exchange Act, as of the end of the period covered by this report, and, based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures were ineffective, "for the first half of the fiscal year." Please revise your filing to clearly disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report (rather than both as of the end of the period and for the first half of the fiscal year). Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Release No.33-8238.

Response: We have revised the Filing to clearly disclose management's conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual report.

  It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

  the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

  the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(1) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

  the Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company and its shareholders ability to avail themselves of roles and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterm.htm.

Response: In connection with the preparation of the Company's annual report on Form 10-K, management did perform its assessment of internal control over financial reporting as of December 31, 2007. We have revised the Filing to include a report on management's assessment. In addition, management has supplemented its conclusion regarding the ineffectiveness in our disclosure controls and procedures to include, as an additional reason therefor, the omission of the report on management's assessment of internal control over financial reporting.

Form 10-Q for the Quarter Ended March 31, 2008
  Please tell US when you intend to file your Form 10-Q for the Quarter Ended March 31, 2008.

Response: We plan to file our Form 1O-Q for the Quarter Ended March 31, 2008 on September 30, 2008.

* * * * *

In connection with responding to your comments, on behalf of the Company, I hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Please contact me directly at (770) 242-8723 to discuss any questions or concerns related to our response. We look forward to clearing these comments to your satisfaction in a timely manner.

Sincerely,

/s/ Mark L. Faupel
Mark L. Faupel

President, Chief Executive Officer and
acting Chief Financial Officer